Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Becton, Dickinson and Company for the registration of its common stock, preferred stock, depositary shares, debt securities, warrants to purchase common stock and debt securities, purchase contracts, and units and to the incorporation by reference therein of our reports dated November 22, 2017, with respect to the consolidated financial statements of Becton, Dickinson and Company, and the effectiveness of internal control over financial reporting of Becton, Dickinson and Company included in its Annual Report (Form 10-K) for the year ended September 30, 2017, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York
April 26, 2018